**DAIMLER TRUCKS RETAIL TRUST 2020-1**
**Investor Report**

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 31 | |
| Collection Period (from... to) | 1-Sep-2022 | 30-Sep-2022 |
| Determination Date | 13-Oct-2022 | |
| Record Date | 14-Oct-2022 | |
| Distribution Date | 17-Oct-2022 | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Sep-2022 | 17-Oct-2022   Actual/360 Days   32 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Sep-2022 | 15-Oct-2022   30/360 Days   30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 200,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 384,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 336,000,000.00 | 36,486,065.15 | 21,683,821.36 | 14,802,243.79 | 44.054297 | 0.064535 |
| Class A-4 Notes | 85,405,000.00 | 85,405,000.00 | 85,405,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,005,405,000.00** | **121,891,065.15** | **107,088,821.36** | **14,802,243.79** | | |
| | | | | | | |
| Overcollateralization | 94,600,605.11 | 94,600,482.04 | 94,600,482.04 | | | |
| **Pool Balance** | **1,100,005,605.11** | **216,491,547.19** | **201,689,303.40** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 94,600,605.11 | 8.60% |
| Target Overcollateralization Amount | 94,600,482.04 | 8.60% |
| Current Overcollateralization Amount | 94,600,482.04 | 8.60% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 1.140000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.220000% | 37,094.17 | 0.110399 | 14,839,337.96 | 44.164696 |
| Class A-4 Notes | 1.370000% | 97,504.04 | 1.141667 | 97,504.04 | 1.141667 |
| **Total** | | **134,598.21** | | **14,936,842.00** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---:|---|---:|
| Principal Collections | 14,697,737.50 | (1) Total Servicing Fee | 180,409.62 |
| Interest Collections | 1,014,693.30 |     Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 38,405.76 | (2) Total Trustee Fees and amounts owed to Asset Representation | 0.00 |
| Recoveries | 91,212.88 | Reviewer (max. $250,000 p.a.) | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount | 134,598.21 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 29,453.17 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **15,871,502.61** | (6) Regular Principal Distributable Amount | 14,802,243.79 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **15,871,502.61** | (8) Total Trustee Fees and Asset Representation Reviewer fees not | 0.00 |
| | | previously paid under (2) | |
| | | (9) Excess Collections to Certificateholders | 754,250.99 |
| | | **Total Distribution** | **15,871,502.61** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 180,409.62 | 180,409.62 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 134,598.21 | 134,598.21 | 0.00 |
|     thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-3 Notes | 37,094.17 | 37,094.17 | 0.00 |
|     thereof on Class A-4 Notes | 97,504.04 | 97,504.04 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount | 134,598.21 | 134,598.21 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 14,802,243.79 | 14,802,243.79 | 0.00 |
| Aggregate Principal Distributable Amount | 14,802,243.79 | 14,802,243.79 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,750,014.01 |
| Reserve Fund Amount - Beginning Balance | 2,750,014.01 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 4,766.34 |
| minus Net Investment Earnings | 4,766.34 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,750,014.01 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 4,766.34 |
| Net Investment Earnings on the Collection Account | 24,686.83 |
| Investment Earnings for the Collection Period | 29,453.17 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,100,005,605.11 | 7,952 |
| | | |
| Pool Balance beginning of Collection Period | 216,491,547.19 | 3,123 |
| Principal Collections | 11,163,134.49 | |
| Principal Collections attributable to Full Pay-offs | 3,534,603.01 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 104,506.29 | |
| Pool Balance end of Collection Period | 201,689,303.40 | 2,994 |
| Pool Factor | 18.34% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 5.51% | 5.66% |
| Weighted Average Number of Remaining Payments | 42.36 | 22.17 |
| Weighted Average Seasoning (months) | 14.06 | 41.42 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 200,894,333.05 | 2,968 | 99.61% |
| 31-60 Days Delinquent | 693,550.66 | 22 | 0.34% |
| 61-90 Days Delinquent | 25,322.91 | 1 | 0.01% |
| 91-120 Days Delinquent | 76,096.78 | 3 | 0.04% |
| Total | 201,689,303.40 | 2,994 | 100.00% |

| **Delinquency Trigger** | **9.700%** |
|---|---|
| 60+ Delinquency Receivables to EOP Pool Balance | 0.05% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 104,506.29 | 1 | 16,632,051.31 | 222 |
| Principal Net Liquidation Proceeds | 38,403.73 | | 6,220,063.12 | |
| Principal Recoveries | 87,366.29 | | 6,367,855.76 | |
| Principal Net Loss / (Gain) | (21,263.73) | | 4,044,132.43 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.122%) |
| Prior Collection Period | 0.131% |
| Second Prior Collection Period | (0.404%) |
| Third Prior Collection Period | 0.406% |
| Four Month Average | 0.003% |

| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.368% |
|---|---|
| **Average Net Credit Loss/(Gain)** | 18,216.81 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

## Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | Lifetime |
| | Cumulative Loss | | Delinquncies | | | |
| Pd. | Gross | Net | 31-60 | 61-90 | 91+ | CPR |
|---|---|---|---|---|---|---|
| 1 | 0.09% | 0.04% | 0.87% | 0.10% | - % | 11.94% |
| 2 | 0.17% | 0.07% | 0.42% | 0.53% | 0.10% | 8.96% |
| 3 | 0.24% | 0.10% | 0.45% | 0.17% | 0.10% | 6.82% |
| 4 | 0.36% | 0.18% | 0.12% | 0.16% | 0.06% | 8.14% |
| 5 | 0.46% | 0.22% | 0.21% | 0.07% | 0.11% | 9.86% |
| 6 | 0.53% | 0.25% | 0.24% | 0.09% | 0.05% | 9.58% |
| 7 | 0.55% | 0.25% | 0.22% | 0.14% | 0.05% | 10.31% |
| 8 | 0.61% | 0.26% | 0.25% | 0.02% | 0.14% | 10.53% |
| 9 | 0.74% | 0.35% | 0.48% | 0.05% | 0.02% | 10.33% |
| 10 | 0.80% | 0.36% | 0.46% | 0.08% | 0.03% | 11.60% |
| 11 | 0.88% | 0.37% | 0.23% | 0.21% | 0.01% | 11.88% |
| 12 | 0.90% | 0.38% | 0.29% | 0.03% | 0.02% | 11.58% |
| 13 | 0.98% | 0.41% | 0.32% | 0.04% | 0.01% | 12.62% |
| 14 | 1.01% | 0.40% | 0.24% | 0.05% | 0.01% | 12.69% |
| 15 | 1.04% | 0.40% | 0.27% | 0.02% | 0.04% | 12.52% |
| 16 | 1.08% | 0.38% | 0.15% | 0.17% | 0.01% | 13.16% |
| 17 | 1.18% | 0.45% | 0.14% | 0.05% | - % | 13.78% |
| 18 | 1.26% | 0.48% | 0.17% | 0.04% | 0.01% | 14.32% |
| 19 | 1.29% | 0.42% | 0.21% | 0.06% | 0.01% | 14.38% |
| 20 | 1.30% | 0.40% | 0.27% | 0.03% | 0.03% | 15.55% |
| 21 | 1.33% | 0.37% | 0.32% | 0.07% | 0.01% | 15.52% |
| 22 | 1.37% | 0.39% | 0.19% | 0.11% | 0.05% | 15.94% |
| 23 | 1.40% | 0.40% | 0.22% | 0.02% | 0.04% | 15.90% |
| 24 | 1.41% | 0.41% | 0.45% | 0.04% | 0.01% | 15.57% |
| 25 | 1.41% | 0.37% | 0.33% | 0.04% | 0.02% | 15.73% |
| 26 | 1.43% | 0.37% | 0.23% | 0.01% | - % | 15.65% |
| 27 | 1.43% | 0.37% | 0.84% | 0.03% | 0.01% | 15.93% |
| 28 | 1.46% | 0.37% | 0.31% | 0.07% | 0.01% | 15.77% |
| 29 | 1.48% | 0.37% | 0.26% | 0.07% | 0.06% | 15.37% |
| 30 | 1.50% | 0.37% | 0.11% | 0.07% | 0.05% | 15.47% |
| 31 | 1.51% | 0.37% | 0.34% | 0.01% | 0.04% | 15.43% |